EXTRASLICE, INC.

Financial Statements For The Years Ended December 31, 2020 & 2019

TOGETHER WITH INDEPENDENT ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS

NAPER
CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Management of EXTRASLICE, INC.

We have audited the accompanying financial statements of EXTRASLICE, INC. which comprise the Balance Sheets as of December 31, 2020 & 2019, the related Profit & Loss Statements, the related Statements of Cashflows, and the related Statements of Shareholders Equity for the 12-month periods then ended.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXTRASLICE, INC. as of December 31, 2020 & 2019, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Omar Alnuaimi, CPA

Naperville, IL
September 22, 2021

EXTRASLICE, INC.
PROFIT & LOSS STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue		
Revenue - Rent	$ 978,244	$2,174,744
Revenue - Other	12,143	40,044
Less: Discounts & Allowances	(23,000)	-
Total Revenue	967,387	2,214,788
Cost of Sales	501,143	1,167,789
Gross Profit	466,244	1,046,999
Operating Expense		
Advertising & Marketing Expense	86,005	211,432
Bank Fees	8,163	10,363
Insurance Expense	13,590	7,332
Misc. Expense	37,764	111,616
Processing Fees	19,960	-
Professional Fees	96,287	63,826
Salaries & Wages Expense	488,789	517,918
Employee Stock Option Compensation	-	6,229
Taxes & Licenses	12,385	31,742
Technology & Software Expense	30,041	13,705
Total Operating Expenses	792,985	974,164
Net Income From Operations	(326,741)	72,835
Other Income (Expense)		
Depreciation & Amortization	(75,931)	(73,059)
Misc. Income (Expense)	25,724	1,089
Interest Expense	(26,451)	(5,917)
Total Other Income (Expense)	(76,658)	(77,887)
Net Income Before Provision for Income Tax	(403,399)	(5,052)
Provision for Income Taxes	-	-
Net Income (Loss)	$ (403,399)	$ (5,052)

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

EXTRASLICE, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2020 & DECEMBER 31, 2019

	12/31/20	12/31/19
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 72,169	$ 204,904
Accounts Receivable	46,404	39,318
Prepaid Rent	-	53,047
TOTAL CURRENT ASSETS	118,573	297,269
NON-CURRENT ASSETS		
Fixed Assets - Property, Plant, & Equipment	257,463	277,181
Less: Accumulated Depreciation	(139,635)	(100,037)
Fixed Assets - Equipment (net)	117,828	177,144
Leasehold Improvements	351,465	316,997
Less: Accumulated Depreciation	(170,177)	(133,844)
Leasehold Improvements (net)	181,288	183,153
Other Long Term Assets	500	500
Security Deposits	-	336,000
TOTAL NON-CURRENT ASSETS	299,616	696,797
TOTAL ASSETS	418,188	994,066
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	37,603	2,008
Bank Loans	-	56,090
Customer Security Deposits	44,067	-
Customer Prepaid Rent	43,670	-
Payroll Liabilities	24,821	17,455
Payroll Taxes Due	1,697	1,697
Accrued Expenses	30,000	-
Other Liability	-	5,871
Company Credit Card	24,869	19,403
TOTAL CURRENT LIABILITIES	206,726	102,523
NON-CURRENT LIABILITIES		
EIDL Loan	149,900	-
Loans Due To Owners	505	505
Long Term Leases	-	567,004
PPP Loan	140,422	-
TOTAL NON-CURRENT LIABILITIES	290,827	567,509
TOTAL LIABILITIES	497,553	670,032
OWNER'S EQUITY		
Common Stock	1,000	1,000
Common Stock - APIC (incl. options)	19,487	19,487
Preferred Stock	159	159
Preferred Stock - APIC	1,441,061	1,441,061
Retained Earnings (Deficit)	(1,137,673)	(1,132,621)
Net Income (Loss)	(403,399)	(5,052)
TOTAL SHAREHOLDERS' EQUITY	(79,365)	324,034
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 418,188	$ 994,066

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

EXTRASLICE, INC.
STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 & 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income	$ (403,399)	$ (5,052)
Non-Cash Adjustments		
Changes in Accounts Receivable	(7,086)	(12,986)
Changes in Accounts Payable	35,595	(2,673)
Changes in Prepaid Rent	53,047	-
Changes in Accrued Expenses	30,000	-
Changes in Customer Prepaid Rent	43,670	(24,536)
Changes in Customer Security Deposits	44,067	-
Increase in Accumulated Deprecation/Amortization	75,931	73,059
Other Adjustments	(405)	2,591
Changes in Payroll Liabilities	7,366	8,643
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(121,214)	39,046
INVESTING ACTIVITIES		
Leasehold Improvements	(34,468)	-
Security Deposits	336,000	(150,000)
Fixed Assets - Property, Plant, & Equipment	19,719	(149,495)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	321,251	(299,495)
FINANCING ACTIVITIES		
EIDL Loan Proceeds	149,900	-
Bank Loan Repayments	(56,090)	(24,597)
Equity Contributions	-	55,572
Long Term Leases	(567,004)	-
PPP Loan	140,422	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(332,772)	30,975
NET INCREASE (DECREASE) IN CASH	(132,735)	(229,474)
CASH AT BEGINNING OF PERIOD	204,904	434,377
CASH AT END OF PERIOD	$ 72,169	$204,904

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

EXTRASLICE, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2020 & DECEMBER 31, 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ 273,514	$ -	$ 273,514
Net Income for the period ending December 31, 2019	-	(5,052)	(5,052)
Equity Contributions (Distributions)	-	55,572	55,572
Balance, December 31, 2019	**$ 273,514**	**$ 50,520**	**$ 324,034**

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019	$ 324,034	$ -	$ 324,034
Net Income for the period ending December 31, 2020	-	(403,399)	(403,399)
Equity Contributions (Distributions)	-	-	-
Balance, December 31, 2020	**$ 324,034**	**$ (403,399)**	**$ (79,365)**

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

EXTRASLICE, INC. (the "Company") provides fully operational and managed private and single-tenant office suites with flexible terms to companies primarily in the technology sector. At present, The Company has a small shared office location as well. However, The Company plans to become the leading dynamic web platform where businesses are able to lease and manage any office space, anywhere, faster, and continuously improve tenant experience. Landlords or lease holding companies can offer and outsource the management of their office space with flexible terms to tenants faster and without any expertise in operating flexible term office spaces.

The Company's software will provide integration of listing, leasing, office operations, and office management services, thus making the one stop place for tenants and landlords in the flexible term office market. The Company's main source of revenue is through membership fees.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method. Depreciation in these financial statements reflects accelerated depreciation methods used for the tax return. The effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined. Expenditures for normal repairs and maintenance are charged to operations as incurred.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fixed Assets and Depreciation (cont.)

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2020 & December 31, 2019, no impairment loss has been recognized for long-lived assets.

Leasehold Improvements

Leasehold Improvements are stated at cost. Accounting principles generally accepted in the United States of America require leasehold improvements to operating leases placed in service significantly after, and not contemplated at or near the beginning of, the lease term to be amortized over the shorter of the useful life of the asset or the remaining lease periods and renewals that are deemed to be reasonably certain at the date the leasehold improvements are purchased. Similarly, ASC 842-20-35-12 states that leasehold improvements need to be amortized over the shorter of the useful life of the leasehold improvements or the remaining lease term. The Company adheres to these reporting requirements and amortizes its Leasehold Improvements over the term of the lease as the lease term is shorter than the useful life of the Leasehold Improvements.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Long Term Leases

In December 2020, as part of the strategic planning for the post-pandemic business model; The Company re-negotiated with the landlord and was released of some long term leases which were sold as individual office suite products and retained only the shared space lease. These negotiations (and subsequent lease agreement amendments) resulted in the Company's held long term leases no longer meeting the capitalization criteria set forth by the Financial Accounting Standards Board (FASB) Accounting Standards Codification 842 (Leases Topic 842).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020 & December 31, 2019, The Company assessed its customer receivables and determined there is no justification for an allowance for doubtful accounts.

Revenue Recognition

Revenues are primarily derived from monthly tenant rental billings. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonable assured. The determination of whether fees and fixed or determinable and collection is reasonable assured involves the use of assumptions. Arrangement terms and customer information are evaluated to ensure that these criteria are met prior to recognition of revenue.

Income Taxes

The Company, with the consent of its shareholders, has elected to be an S-Corporation (for tax purposes). In lieu of corporate income taxes, the shareholder(s) of an S-Corporation is taxed based on its proportionate share of The Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements. The Company intends to change its election status in 2021 to be a C-Corporation (for tax purposes) as part of the Company's planned Regulation CF equity crowdfunding campaign.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Cost of Sales

Cost of sales consists primarily of The Company's lease payment obligations (for properties that are rented to its customers/tenants).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Equity Incentive Plan

The Company established an Equity Incentive Plan in 2016 with an authorized number of options totaling 1,765,000. The plan allows these options to be exercised in exchange for common shares of stock. As of December 31, 2020 & December 31, 2019, 81,250 options have been issued and are outstanding.

The Company accounts for share-based compensation in accordance with the applicable guidance. The Company records share-based compensation expenses based upon the fair value for all stock options issued to all persons to the extent such options vest. The Company recognizes the compensation cost for awards that vest over several years on a straight-line basis over the vesting period of the award in the statement of operations.

Line of Credit

The Company has two separate line of credit agreements with a credit limit of $100,000 & $30,000. There were no borrowings against either line as of December 31, 2020 and 2019.

NOTE C – LONG TERM DEBT

Economic Injury Disaster Loan (EIDL) Loan

The is a loan due in the amount of $150,000 executed on May 20, 2020. The terms of the loan dictate installment payments, including principal and interest, of $731 Monthly, will begin Twelve (12) months from the date of the loan. The balance of principal and interest will be payable Thirty (30) years from the date of the loan. Interest will accrue at the rate of 3.75% per annum.

Paycheck Protection Program (PPP) Loan

The Company participated in the PPP Loan program during 2020. The Company executed the first draw of a PPP Loan in 2020 in the amount of $140,422. This first draw was also forgiven in 2020 as The Company met the forgiveness requirements set out by the program.

NOTE D – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is eighteen million (18,000,000), $0.0001 par value per share. As of December 31, 2020 & December 31, 2019, 10,000,000 shares have been issued and are outstanding.

NOTE D – EQUITY (cont.)

Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is three million (3,000,000), $0.0001 par value per share. As of December 31, 2020 & December 31, 2019, 1,589,722 shares have been issued and are outstanding.

NOTE E – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE F – SUBSEQUENT EVENTS

Economic Injury Disaster Loan (EIDL) Loan

In August 2021, the Company (and lender) amended the original EIDL Loan to increase the total principal balance from $150,000 to $500,000. The balance of principal and interest will be due thirty (30) years from the date of the loan, with monthly repayments beginning 12 months after the date of the loan. Interest will accrue at the rate of 3.75% per annum.

Paycheck Protection Program (PPP) Loan

In February 2021, The Company executed the second draw of a PPP loan in the amount of $140,282. The Company expects this loan to be forgiven similar to the first PPP Loan draw as forgiveness requirements are being met to date and are expected to be met going forward.

Note Payable

In June 2021, the Company borrowed $150,000 by obtaining a Note debt instrument. The Note matures in June 2022 and will accrue interest at the rate of 9.25% per annum on the unpaid Principal balance.

Short Term Borrowings

In August 2021, the Company entered into a short-term borrowing arrangement in the amount of $100,000, with an expected pay-off date in early/mid 2022.

NOTE F – SUBSEQUENT EVENTS (cont.)

Long Term Leases

On August 1, 2021, the Company entered into a new leasing arrangement with a lease term of 36 months. The lease is for a portion of an existing commercial office building which the company intends to use to rent office space to customers. The terms of the lease dictate monthly rent payments of $5,387 with a 3% annual increase.

Equity Incentive Plan

In early 2021, the Company issued an additional 110,000 options as part of its Equity Incentive Plan. 100,000 options were awarded to one individual and 10,000 options awarded to another individual.

Management's Evaluation

Management has evaluated subsequent events through September 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.